Comparison of change in value of $10,000 investment in Dreyfus Stock Index Fund and the
        Standard & Poor's 500 Composite Stock Price Index


        EXHIBIT A:

                                          Standard & Poor's 500
                           Dreyfus Stock  Composite Stock
         PERIOD            Index Fund       Price Index*

        12/31/90             10,000           10,000
        12/31/91             12,985           13,040
        12/31/92             13,908           14,032
        12/31/93             15,206           15,444
        12/31/94             15,340           15,646
        12/31/95             20,982           21,518
        12/31/96             25,710           26,457
        12/31/97             34,184           35,280
        12/31/98             43,827           45,370
        12/31/99             52,857           54,912
        12/31/00             47,951           49,915

        *Source: Lipper Inc.



DECEMBER - FOOTNOTE FOR GRAPH

DREYFUS STOCK INDEX FUND (G763)


Past performance is not predictive of future performance.

THE FUND'S PERFORMANCE DOES NOT REFLECT THE DEDUCTION OF ADDITIONAL CHARGES AND EXPENSES IMPOSED IN CONNECTION WITH INVESTING IN VARIABLE INSURANCE CONTRACTS WHICH WILL REDUCE RETURNS.

The above graph compares a $10,000 investment made in Dreyfus Stock Index Fund on 12/31/90 to a $10,000 investment made in the Standard & Poor's 500 Composite Stock Price Index on that date. All dividends and capital gain distributions are reinvested.

The fund's performance shown in the line graph takes into account all applicable fees and expenses of the fund. The Standard & Poor's 500 Composite Stock Price Index is a widely accepted, unmanaged index of U.S. stock market performance, which does not take into account charges, fees and other expenses. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the Prospectus and elsewhere in this report.